AGA Medical Holdings, Inc.

5050 Nathan Lane North

Plymouth, MN 55442

October 19, 2009

VIA FACSIMILE AND EDGAR

Russell Mancuso

Jay Mumford

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington D.C. 20549

Re:	AGA Medical Holdings, Inc.
Registration Statement on Form S-1
File No.: 333-151822

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of AGA Medical Holdings, Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. EST on October 20, 2009, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AGA Medical Holdings, Inc.

By:	/s/ Ronald E. Lund
Ronald E. Lund
Senior Vice President, General Counsel
and Secretary